File No. 812-15773

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FIRST AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO

SECTIONS 17(d) AND 57(i)OF THE INVESTMENT COMPANY ACT OF 1940

AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED

BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1

UNDER THE INVESTMENT COMPANY ACT OF 1940

Vista Credit Strategic Lending Corp.

Vista Credit BDC Management, L.P.

Vista Credit Partners, L.P.

Vista Credit CLO Management LLC

Vista Credit Partners Fund IV, L.P.

Vista Credit Partners Fund IV (L) Unlevered, SCSp

Vista Credit Partners Fund III, L.P.

Vista Credit Opportunities Fund II, L.P.

Vista Credit Opportunities Fund II CV, L.P.

Vista Opportunistic Credit Fund I, L.P.

Vista Opportunistic Credit Fund II, L.P.

Vista Opportunistic Credit Fund II-A, L.P.

Vista Opportunistic Credit Fund II (2), L.P.

Vista Opportunistic Credit Fund II-A (2), L.P.

Vista Opportunistic Credit Fund III, L.P.

Vista Opportunistic Credit Fund IV, L.P.

Vista Capital Solutions Fund L.P.

Vista Capital Solutions Fund-A, L.P.

VCPF III Co-Invest 1-A, L.P.

VCPF III Co-Invest 2-A, L.P.

VCPF III Co-Invest 4-A, L.P.

VCPF III Co-Invest 5-A, L.P.

VCSF Co-Invest 1-A, L.P.

Vista Co-Invest Fund 2022-1, L.P.

Vista Co-Invest Fund 2022-2, L.P.

Vista Co-Invest Fund 2022-3, L.P.

Vista Platform Fund I, L.P.

Vista Platform Partners, L.P.

50 Hudson Yards, Floor 77

New York, New York, 10001

All Communications, Notices and Orders to:

Gwen Reinke Four Embarcadero Center, 20th Floor San Francisco, CA 94111 (415) 765-7076 greinke@vistaequitypartners.com	Ken Burke 50 Hudson Yards, Floor 77 New York, NY 10001 (212) 804-9164 kburke@vistaequitypartners.com

Copies to:

Nicole M. Runyan, P.C. Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022 (212) 446-4800 nicole.runyan@kirkland.com	Monica J. Shilling, P.C. Kirkland & Ellis LLP 2049 Century Park East, Suite 3700 Los Angeles, CA 90067 (310) 552-4200 monica.shilling@kirkland.com

June 10, 2025

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

Vista Credit Strategic Lending Corp.

Vista Credit BDC Management, L.P.

Vista Credit Partners, L.P.

Vista Credit CLO Management LLC

Vista Credit Partners Fund IV, L.P.

Vista Credit Partners Fund IV (L) Unlevered, SCSp

Vista Credit Partners Fund III, L.P.

Vista Credit Opportunities Fund II, L.P.

Vista Credit Opportunities Fund II CV, L.P.

Vista Opportunistic Credit Fund I, L.P.

Vista Opportunistic Credit Fund II, L.P.

Vista Opportunistic Credit Fund II-A, L.P.

Vista Opportunistic Credit Fund II (2), L.P.

Vista Opportunistic Credit Fund II-A (2), L.P.

Vista Opportunistic Credit Fund III, L.P.

Vista Opportunistic Credit Fund IV, L.P.

Vista Capital Solutions Fund L.P.

Vista Capital Solutions Fund-A, L.P.

VCPF III Co-Invest 1-A, L.P.

VCPF III Co-Invest 2-A, L.P.

VCPF III Co-Invest 4-A, L.P.

VCPF III Co-Invest 5-A, L.P.

VCSF Co-Invest 1-A, L.P.

Vista Co-Invest Fund 2022-1, L.P.

Vista Co-Invest Fund 2022-2, L.P.

Vista Co-Invest Fund 2022-3, L.P.

Vista Platform Fund I, L.P.

Vista Platform Partners, L.P.

Investment Company Act of 1940

File No. 812-15773

: : : : : : : : : : : : : : : : : : : : : : :

FIRST AMENDED AND RESTATED

APPLICATION FOR AN ORDER

PURSUANT TO SECTIONS 17(d) AND 57(i)

OF THE INVESTMENT COMPANY ACT OF

1940 AND RULE 17d-1 UNDER THE

INVESTMENT COMPANY ACT OF 1940

PERMITTING CERTAIN JOINT

TRANSACTIONS OTHERWISE

PROHIBITED BY SECTIONS 17(d) AND

57(a)(4) OF AND RULE 17d-1 UNDER THE

INVESTMENT COMPANY ACT OF 1940

I.	SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) under Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder. The Order would supersede the exemptive order issued by the Commission on July 18, 2023 (the “Prior Order”)2 that was granted pursuant to Sections 57(a)(4), 57(i) and Rule 17d-1, with the result that no person will continue to rely on the Prior Order if the Order is granted.

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.
[2]	Vista Credit Strategic Lending Corp., et al. (File No. 812-15323), Release No. IC-34946 (June 20, 2023) (notice), Release No. IC-34961 (July 18, 2023) (order).

The relief requested in this application for the Order (the “Application”) would allow a Regulated Fund3 and one or more Affiliated Entities4 to engage in Co-Investment Transactions5 subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as “Participants.”6 The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.7

[3]

“Regulated Fund” means the Existing Regulated Fund and any Future Regulated Funds. “Future Regulated Fund” means an entity (a) that is a closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. “Wholly-Owned Investment Sub” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. “Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.

[4]

“Affiliated Entity” means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates (other than an open-end investment company registered under the 1940 Act), and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates (other than of an open-end investment company registered under the 1940 Act), that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.

To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

[5]	“Co-Investment Transaction” means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.
[6]

“Adviser” means Vista BDC Adviser, CLO Adviser, Vista Credit and any other investment adviser controlling, controlled by, or under common control with Vista BDC Adviser, CLO Adviser and/or Vista Credit. The term “Adviser” also includes any internally managed Regulated Fund.

[7]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

A.	Applicants Seeking Relief:

•

Vista Credit Strategic Lending Corp. (“VCSL” or the “Existing Regulated Fund”), an externally-managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under the Act;

•

Vista Credit BDC Management, L.P. (“Vista BDC Adviser”), a Delaware limited partnership that has registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”) and serves as the investment adviser to VCSL, on behalf of itself and its successors;

•

Vista Credit CLO Management LLC (“CLO Adviser”), a Delaware limited liability company that is registered as an investment adviser under the Advisers Act and serves as the investment adviser to certain Existing Affiliated Funds (as defined below);

•

Vista Credit Partners, L.P. (“Vista Credit”), a Delaware limited partnership that is registered as an investment adviser under the Advisers Act (together with Vista BDC Adviser and CLO Adviser, the “Existing Advisers”) and serves as the investment adviser to certain Existing Affiliated Funds (as defined below), on behalf of itself and its successors;[8] and

•

The investment vehicles identified in Schedule A, each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(7) of the Act or relies on Rule 3a-7 under the Act (the “Existing Affiliated Funds”, and collectively with VCSL, Vista BDC Adviser, CLO Adviser and Vista Credit, the “Applicants”).[9]

[8]	The term successor means an entity which results from a reorganization into another jurisdiction or change in the type of business organization.
[9]

All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

II.	APPLICANTS

The Existing Advisers below may be deemed to be directly or indirectly controlled by Vista Holdings Group, L.P. (“Vista Holdings”), a Delaware limited partnership. Vista Holdings, however, is a holding company and is not an investment adviser and does not currently offer investment advisory services to any person and is not expected to do so in the future, and will not be the source of any Potential Co-Investment Transactions under the Requested Order. As a result, Vista Holdings has not been included as an Applicant.

A.	VCSL

VCSL is an externally-managed, non-diversified, closed-end management investment company incorporated in Maryland. VCSL has elected to be regulated as a BDC under the Act, qualified and elected to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code the (“Code”), and intends to continue to qualify as a RIC in the future.

VCSL’s Objectives and Strategies are to seek to generate both current income and capital appreciation by investing in a portfolio of investments that will primarily consist of senior or subordinated debt, or other interests senior to common equity as well as equity securities (or rights to acquire equity securities) acquired in connection with debt financing transactions in management buyouts, recapitalizations and other opportunities. VCSL intends to achieve its investment objective by utilizing the same or substantially similar investment strategies as other commingled direct lending funds managed by the Advisers.

VCSL’s business and affairs are managed under the direction of a Board of Directors consisting of five individuals, three of whom are not “interested” persons of VCSL within the meaning of Section 2(a)(19) of the Act. VCSL’s Board has delegated daily management and investment authority to Vista BDC Adviser pursuant to an investment advisory and management agreement.

B.	Existing Affiliated Funds

The Existing Affiliated Funds are investment funds each of whose investment adviser and investment sub-adviser (if any) is an Adviser and each of which would be an investment company but for Section 3(c)(7) of the Act or relies on Rule 3a-7 under the Act. A list of the Existing Affiliated Funds is included on Schedule A hereto.

C.	Vista BDC Adviser

Vista BDC Adviser is organized as a limited partnership under the laws of the state of Delaware. Vista BDC Adviser is registered with the Commission pursuant to Section 203 of the Advisers Act and serves as the investment adviser to VCSL.

D.	Vista Credit

Vista Credit is organized as a limited partnership under the laws of the state of Delaware. Vista Credit is registered with the Commission pursuant to Section 203 of the Advisers Act and serves as the investment adviser to certain Existing Affiliated Funds on behalf of itself and its successors.

E.	CLO Adviser

CLO Adviser is organized as a limited liability company under the laws of the state of Delaware. CLO Adviser is registered with the Commission pursuant to Section 203 of the Advisers Act and serves as the investment adviser to certain Existing Affiliated Funds on behalf of itself and its successors.

III.	ORDER REQUESTED

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

A.	Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”10 in which the fund is a participant without first obtaining an order from the SEC.

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

B.	Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to a closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). The Existing Advisers are each indirect subsidiaries of VEP Group, LLC, are under common control, and are thus affiliated persons of each other. Accordingly, with respect to any Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with the Existing Advisers and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act.

C.	Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1. Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the

[10]

Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….”

Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.11

2. Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,12 of the Regulated Fund (“Required Majority”) will take the steps set forth in Section 57(f) of the 1940 Act,13 unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

3. Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.14

4. No Remuneration. Any transaction fee15 (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

[11]	Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.
[12]

Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.

[13]

Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

[14]	Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.
[15]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

5. Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the “Co-Investment Policies”). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.16

6. Dispositions:

(a) Prior to any Disposition17 by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

(b) Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.18

7. Board Oversight

(a) Each Regulated Fund’s directors will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment.

(b) Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

(c) At least quarterly, each Regulated Fund’s Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund’s participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund’s policies and procedures approved pursuant to (b) above.

(d) Every year, each Regulated Fund’s Adviser and chief compliance officer will provide the Regulated Fund’s Board with reports or other information requested by the Board related to the Regulated Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ Co-Investment Policies.

(e) The Adviser and the chief compliance officer will also notify the Regulated Fund’s Board of a compliance matter related to the Regulated Fund’s participation in the co-investment program and related Co-Investment Policies or the Regulated Fund’s policies and procedures approved pursuant to (b) above that a Regulated Fund’s chief compliance officer considers to be material.

[16]	The Affiliated Entities may adopt shared Co-Investment Policies.
[17]	“Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.
[18]

“Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

8. Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).19

9. In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A.	Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

B.	Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.

[19]

If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

V.	PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the “Existing Orders”).20 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

VI.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application, the Notice and the Order to:

Gwen Reinke Four Embarcadero Center, 20th Floor San Francisco, CA 94111 (415) 765-7076 greinke@vistaequitypartners.com	Ken Burke 50 Hudson Yards, Floor 77 New York, NY 10001 (212) 804-9164 kburke@vistaequitypartners.com

Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

Nicole M. Runyan, P.C. Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022 (212) 446-4800 nicole.runyan@kirkland.com	Monica J. Shilling, P.C. Kirkland & Ellis LLP 2049 Century Park East, Suite 3700 Los Angeles, CA 90067 (310) 552-4200 monica.shilling@kirkland.com

B.	Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of the Existing Regulated Fund pursuant to resolutions duly adopted by the Board. Copies of the resolutions are provided below.

Pursuant to Rule 0-2(c), Applicants hereby state that each Existing Regulated Fund and Existing Affiliated Fund have authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Section 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

[20]

See, e.g., FS Credit Opportunities Corp., et al. (File No. 812-15706), Release No. IC-35520 (April 3, 2025) (notice), Release No. IC-35561 (April 29, 2025) (order); Sixth Street Specialty Lending, Inc. et al. (File No. 812-15729), Release No. IC-35531 (April 10, 2025) (notice), Release No. IC-35570 (May 6, 2025) (order); Blue Owl Capital Corporation, et al. (File No. 812-15715), Release No. IC-35530 (April 9, 2025) (notice), Release No. IC-35573 (May 6, 2025) (order); BlackRock Growth Equity Fund LP, et al. (File No. 812-15712), Release No. IC-35525 (April 8, 2025) (notice), Release No. IC-35572 (May 6, 2025) (order).

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application as of this 10th day of June, 2025.

VISTA CREDIT STRATEGIC LENDING CORP.

By:	/s/ Gregory Galligan
Name: Gregory Galligan
Title: Chief Executive Officer and President

VISTA CREDIT BDC MANAGEMENT, L.P.

By:	Vista Credit GP Holdco, LLC
Its:	General Partner

By:	/s/ Robert F. Smith
Name: Robert F. Smith
Title: Managing Member

VISTA CREDIT PARTNERS, L.P.

By:	Vista Credit GP Holdco, LLC
Its:	General Partner

By:	/s/ Robert F. Smith
Name: Robert F. Smith
Title: Managing Member

VISTA CREDIT CLO MANAGEMENT LLC

By:	Vista Credit Partners, L.P.
Its:	Managing Member

By:	Vista Credit GP Holdco, LLC
Its:	General Partner

By:	/s/ Robert F. Smith
Name: Robert F. Smith
Title: Managing Member

[Signature Page]

Existing Affiliated Funds:

VISTA CREDIT PARTNERS FUND IV, L.P.

By: Vista Credit Partners Fund IV GP, LLC
Its: General Partner

By: Vista Credit GP Holdco, LLC
Its: Senior Managing Member

By:	/s/ Robert F. Smith
Name: Robert F. Smith
Title: Managing Member

VISTA CREDIT PARTNERS FUND IV (L) UNLEVERED, SCSp

By: VCPF IV GP, S.à r.l.
Its: General Partner

By:	/s/ Anju Pothunnah Mathoora
Name: Anju Pothunnah Mathoora
Title: Manager

By:	/s/ Christophe Antoine Pierre Preney
Name: Christophe Antoine Pierre Preney
Title: Manager

VISTA CREDIT PARTNERS FUND III, L.P.

By:	Vista Credit Partners Fund III GP, LLC
Its:	General Partner

By: Vista Credit GP Holdco, LLC
Its: Senior Managing Member

By:	/s/ Robert F. Smith
Name: Robert F. Smith
Title: Managing Member

VISTA CREDIT OPPORTUNITIES FUND II, L.P.

By: Vista Credit Opportunities Fund II GP, LLC
Its: General Partner

By: Vista Credit GP Holdco, LLC
Its: Senior Managing Member

By:	/s/ Robert F. Smith
Name: Robert F. Smith
Title: Managing Member

VISTA CREDIT OPPORTUNITIES FUND II CV, L.P.

By: Vista Credit Opportunities Fund II CV GP, LLC

[Signature Page]

Its: General Partner

By: Vista Credit GP Holdco, LLC
Its: Senior Managing Member

By:	/s/ Robert F. Smith
Name: Robert F. Smith
Title: Managing Member

VISTA OPPORTUNISTIC CREDIT FUND I, L.P.

By: Vista Opportunistic Credit Fund I GP, LLC
Its: General Partner

By: Vista Credit GP Holdco, LLC
Its: Senior Managing Member

By:	/s/ Robert F. Smith
Name: Robert F. Smith
Title: Managing Member

VISTA OPPORTUNISTIC CREDIT FUND II, L.P.

By: Vista Opportunistic Credit Fund II GP, LLC
Its: General Partner

By: Vista Credit GP Holdco, LLC
Its: Senior Managing Member

By:	/s/ Robert F. Smith
Name: Robert F. Smith
Title: Managing Member

VISTA OPPORTUNISTIC CREDIT FUND II-A, L.P.

By: Vista Opportunistic Credit Fund II GP, LLC
Its: General Partner

By: Vista Credit GP Holdco, LLC
Its: Senior Managing Member

By:	/s/ Robert F. Smith
Name: Robert F. Smith
Title: Managing Member

VISTA OPPORTUNISTIC CREDIT FUND II (2), L.P.

By: Vista Opportunistic Credit Fund II GP, LLC
Its: General Partner

By: Vista Credit GP Holdco, LLC
Its: Senior Managing Member

[Signature Page]

By:	/s/ Robert F. Smith
Name: Robert F. Smith
Title: Managing Member

VISTA OPPORTUNISTIC CREDIT FUND II-A (2), L.P.

By:	Vista Opportunistic Credit Fund II GP, LLC
Its:	General Partner

By:	Vista Credit GP Holdco, LLC
Its:	Senior Managing Member

By:	/s/ Robert F. Smith
Name: Robert F. Smith
Title: Managing Member

VISTA OPPORTUNISTIC CREDIT FUND III, L.P.

By:	Vista Opportunistic Credit Fund III GP, LLC
Its:	General Partner

By:	Vista Credit GP Holdco, LLC
Its:	Senior Managing Member

By:	/s/ Robert F. Smith
Name: Robert F. Smith
Title: Managing Member

VISTA OPPORTUNISTIC CREDIT FUND IV, L.P.

By:	Vista Opportunistic Credit Fund IV GP, LLC
Its:	General Partner

By:	Vista Credit GP Holdco, LLC
Its:	Senior Managing Member

By:	/s/ Robert F. Smith
Name: Robert F. Smith
Title: Managing Member

VISTA CAPITAL SOLUTIONS FUND L.P.

By:	Vista Capital Solutions Fund GP, LLC
Its:	General Partner

By:	Vista Credit GP Holdco, LLC
Its:	Senior Managing Member

By:	/s/ Robert F. Smith
Name: Robert F. Smith
Title: Managing Member

[Signature Page]

VISTA CAPITAL SOLUTIONS FUND-A, L.P.

By:	Vista Capital Solutions Fund GP, LLC
Its:	General Partner

By:	Vista Credit GP Holdco, LLC
Its:	Senior Managing Member

By:	/s/ Robert F. Smith
Name: Robert F. Smith
Title: Managing Member

VCPF III CO-INVEST 1-A, L.P.

By:	Vista Credit Partners Fund III GP, LLC
Its:	General Partner

By:	Vista Credit GP Holdco, LLC
Its:	Senior Managing Member

By:	/s/ Robert F. Smith
Name: Robert F. Smith
Title: Managing Member

VCPF III CO-INVEST 2-A, L.P.

By:	Vista Credit Partners Fund III GP, LLC
Its:	General Partner

By:	Vista Credit GP Holdco, LLC
Its:	Senior Managing Member

By:	/s/ Robert F. Smith
Name: Robert F. Smith
Title: Managing Member

VCPF III CO-INVEST 4-A, L.P.

By:	Vista Credit Partners Fund III GP, LLC
Its:	General Partner

By:	Vista Credit GP Holdco, LLC
Its:	Senior Managing Member

By:	/s/ Robert F. Smith
Name: Robert F. Smith
Title: Managing Member

VCPF III CO-INVEST 5-A, L.P.

By:	Vista Credit Partners Fund III GP, LLC
Its:	General Partner

By:	Vista Credit GP Holdco, LLC
Its:	Senior Managing Member

By:	/s/ Robert F. Smith
Name: Robert F. Smith
Title: Managing Member

[Signature Page]

VCSF CO-INVEST 1-A, L.P.

By:	Vista Capital Solutions Fund GP, LLC
Its:	Senior Managing Member

By:	Vista Credit GP Holdco, LLC
Its:	Senior Managing Member

By:	/s/ Robert F. Smith
Name: Robert F. Smith
Title: Managing Member

VISTA CO-INVEST FUND 2022-1, L.P.

By:	Vista Co-Invest 2022-1 GP, LLC
Its:	General Partner

By:	Vista Credit GP Holdco, LLC
Its:	Senior Managing Member

By:	/s/ Robert F. Smith
Name: Robert F. Smith
Title: Managing Member

VISTA CO-INVEST FUND 2022-2, L.P.

By:	Vista Co-Invest Fund 2022-2 GP, L.P.
Its:	General Partner

By:	Vista Co-Invest 2022-2 GP, LLC
Its:	General Partner

By:	VEP Group, LLC
Its:	Senior Managing Member

By:	/s/ Robert F. Smith
Name: Robert F. Smith
Title: Managing Member

VISTA CO-INVEST FUND 2022-3, L.P.

By:	Vista Co-Invest 2022-3 GP, LLC
Its:	General Partner

By:	Vista Credit GP Holdco, LLC
Its:	Senior Managing Member

By:	/s/ Robert F. Smith
Name: Robert F. Smith
Title: Managing Member

VISTA PLATFORM FUND I, L.P.

By:	Vista Platform Fund I GP, L.P.
Its:	General Partner

By:	Vista Platform Fund I GP, LLC
Its:	General Partner

[Signature Page]

By:	VEP Group, LLC
Its:	Senior Managing Member

By:	/s/ Robert F. Smith
Name: Robert F. Smith
Title: Managing Member

VISTA PLATFORM PARTNERS, L.P.

By:	VEP Group, LLC
Its:	Senior Managing Member

By:	/s/ Robert F. Smith
Name: Robert F. Smith
Title: Managing Member

[Signature Page]

Schedule A

Existing Affiliated Funds

Vista Credit Partners Fund III, L.P.

Vista Credit Opportunities Fund II, L.P.

Vista Credit Opportunities Fund II CV, L.P.

Vista Credit Partners Fund IV, L.P.

Vista Credit Partners Fund IV (L) Unlevered, SCSp

Vista Opportunistic Credit Fund I, L.P.

Vista Opportunistic Credit Fund II, L.P.

Vista Opportunistic Credit Fund II-A, L.P.

Vista Opportunistic Credit Fund II (2), L.P.

Vista Opportunistic Credit Fund II-A (2), L.P.

Vista Opportunistic Credit Fund III, L.P.

Vista Opportunistic Credit Fund IV, L.P.

Vista Capital Solutions Fund L.P.

Vista Capital Solutions Fund-A, L.P.

VCPF III Co-Invest 1-A, L.P.

VCPF III Co-Invest 2-A, L.P.

VCPF III Co-Invest 4-A, L.P.

VCPF III Co-Invest 5-A, L.P.

VCSF Co-Invest 1-A, L.P.

Vista Co-Invest Fund 2022-1, L.P.

Vista Co-Invest Fund 2022-2, L.P.

Vista Co-Invest Fund 2022-3, L.P.

Vista Platform Fund I, L.P.

Vista Platform Partners, L.P.

EXHIBIT A

Verification

The undersigned states that he has duly executed the attached Application dated June 10, 2025 for and on behalf of the Applicants, as the case may be, that he holds the office with each such entity as indicated below, and that all actions by stockholders, officers, directors, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken. The undersigned further states that he is familiar with the instrument and the contents thereof, and that the facts set forth therein are true to the best of his or her knowledge, information, and belief.

VISTA CREDIT STRATEGIC LENDING CORP.

By:	/s/ Gregory Galligan
Name: Gregory Galligan
Title: Chief Executive Officer and President

VISTA CREDIT BDC MANAGEMENT, L.P.

By:	Vista Credit GP Holdco, LLC
Its:	General Partner

By:	/s/ Robert F. Smith
Name: Robert F. Smith
Title: Managing Member

VISTA CREDIT PARTNERS, L.P.

By:	Vista Credit GP Holdco, LLC
Its:	General Partner

By:	/s/ Robert F. Smith
Name: Robert F. Smith
Title: Managing Member

VISTA CREDIT CLO MANAGEMENT LLC

By:	Vista Credit Partners, L.P.
Its:	Managing Member

By:	Vista Credit GP Holdco, LLC
Its:	General Partner

By:	/s/ Robert F. Smith
Name: Robert F. Smith
Title: Managing Member

Existing Affiliated Funds:

VISTA CREDIT PARTNERS FUND IV, L.P.

By:	Vista Credit Partners Fund IV GP, LLC
Its:	General Partner

By:	Vista Credit GP Holdco, LLC
Its:	Senior Managing Member

By:	/s/ Robert F. Smith
Name: Robert F. Smith
Title: Managing Member

VISTA CREDIT PARTNERS FUND IV (L) UNLEVERED, SCSp

By:	VCPF IV GP, S.à r.l.
Its:	General Partner

By:	/s/ Anju Pothunnah Mathoora
Name: Anju Pothunnah Mathoora
Title: Manager

By:	/s/ Christophe Antoine Pierre Preney
Name: Christophe Antoine Pierre Preney
Title: Manager

VISTA CREDIT PARTNERS FUND III, L.P.

By:	Vista Credit Partners Fund III GP, LLC
Its:	General Partner

By:	Vista Credit GP Holdco, LLC
Its:	Senior Managing Member

By:	/s/ Robert F. Smith
Name: Robert F. Smith
Title: Managing Member

VISTA CREDIT OPPORTUNITIES FUND II, L.P.

By:	Vista Credit Opportunities Fund II GP, LLC
Its:	General Partner

By:	Vista Credit GP Holdco, LLC
Its:	Senior Managing Member

By:	/s/ Robert F. Smith
Name: Robert F. Smith
Title: Managing Member

VISTA CREDIT OPPORTUNITIES FUND II CV, L.P.

By:	Vista Credit Opportunities Fund II CV GP, LLC
Its:	General Partner

By:	Vista Credit GP Holdco, LLC
Its:	Senior Managing Member

By:	/s/ Robert F. Smith
Name: Robert F. Smith
Title: Managing Member

VISTA OPPORTUNISTIC CREDIT FUND I, L.P.

By:	Vista Opportunistic Credit Fund I GP, LLC
Its:	General Partner

By:	Vista Credit GP Holdco, LLC
Its:	Senior Managing Member

By:	/s/ Robert F. Smith
Name: Robert F. Smith
Title: Managing Member

VISTA OPPORTUNISTIC CREDIT FUND II, L.P.

By:	Vista Opportunistic Credit Fund II GP, LLC
Its:	General Partner

By:	Vista Credit GP Holdco, LLC
Its:	Senior Managing Member

By:	/s/ Robert F. Smith
Name: Robert F. Smith
Title: Managing Member

VISTA OPPORTUNISTIC CREDIT FUND II-A, L.P.

By:	Vista Opportunistic Credit Fund II GP, LLC
Its:	General Partner

By:	Vista Credit GP Holdco, LLC
Its:	Senior Managing Member

By:	/s/ Robert F. Smith
Name: Robert F. Smith
Title: Managing Member

VISTA OPPORTUNISTIC CREDIT FUND II (2), L.P.

By:	Vista Opportunistic Credit Fund II GP, LLC
Its:	General Partner

By:	Vista Credit GP Holdco, LLC
Its:	Senior Managing Member

By:	/s/ Robert F. Smith
Name: Robert F. Smith
Title: Managing Member

VISTA OPPORTUNISTIC CREDIT FUND II-A (2), L.P.

By:	Vista Opportunistic Credit Fund II GP, LLC
Its:	General Partner

By:	Vista Credit GP Holdco, LLC
Its:	Senior Managing Member

By:	/s/ Robert F. Smith
Name: Robert F. Smith
Title: Managing Member

VISTA OPPORTUNISTIC CREDIT FUND III, L.P.

By:	Vista Opportunistic Credit Fund III GP, LLC
Its:	General Partner

By:	Vista Credit GP Holdco, LLC
Its:	Senior Managing Member

By:	/s/ Robert F. Smith
Name: Robert F. Smith
Title: Managing Member

VISTA OPPORTUNISTIC CREDIT FUND IV, L.P.

By:	Vista Opportunistic Credit Fund IV GP, LLC
Its:	General Partner

By:	Vista Credit GP Holdco, LLC
Its:	Senior Managing Member

By:	/s/ Robert F. Smith
Name: Robert F. Smith
Title: Managing Member

VISTA CAPITAL SOLUTIONS FUND L.P.

By:	Vista Capital Solutions Fund GP, LLC
Its:	General Partner

By:	Vista Credit GP Holdco, LLC
Its:	Senior Managing Member

By:	/s/ Robert F. Smith
Name: Robert F. Smith
Title: Managing Member

VISTA CAPITAL SOLUTIONS FUND-A, L.P.

By:	Vista Capital Solutions Fund GP, LLC
Its:	General Partner

By:	Vista Credit GP Holdco, LLC
Its:	Senior Managing Member

By:	/s/ Robert F. Smith
Name: Robert F. Smith
Title: Managing Member

VCPF III CO-INVEST 1-A, L.P.

By:	Vista Credit Partners Fund III GP, LLC
Its:	General Partner

By:	Vista Credit GP Holdco, LLC
Its:	Senior Managing Member

By:	/s/ Robert F. Smith
Name: Robert F. Smith
Title: Managing Member

VCPF III CO-INVEST 2-A, L.P.

By:	Vista Credit Partners Fund III GP, LLC
Its:	General Partner

By:	Vista Credit GP Holdco, LLC
Its:	Senior Managing Member

By:	/s/ Robert F. Smith
Name: Robert F. Smith
Title: Managing Member

VCPF III CO-INVEST 4-A, L.P.

By:	Vista Credit Partners Fund III GP, LLC
Its:	General Partner

By:	Vista Credit GP Holdco, LLC
Its:	Senior Managing Member

By:	/s/ Robert F. Smith
Name: Robert F. Smith
Title: Managing Member

VCPF III CO-INVEST 5-A, L.P.

By:	Vista Credit Partners Fund III GP, LLC
Its:	General Partner

By:	Vista Credit GP Holdco, LLC
Its:	Senior Managing Member

By:	/s/ Robert F. Smith
Name: Robert F. Smith
Title: Managing Member

VCSF CO-INVEST 1-A, L.P.

By:	Vista Capital Solutions Fund GP, LLC
Its:	Senior Managing Member

By:	Vista Credit GP Holdco, LLC
Its:	Senior Managing Member

By:	/s/ Robert F. Smith
Name: Robert F. Smith
Title: Managing Member

VISTA CO-INVEST FUND 2022-1, L.P.

By:	Vista Co-Invest 2022-1 GP, LLC
Its:	General Partner

By:	Vista Credit GP Holdco, LLC
Its:	Senior Managing Member

By:	/s/ Robert F. Smith
Name: Robert F. Smith
Title: Managing Member

VISTA CO-INVEST FUND 2022-2, L.P.

By:	Vista Co-Invest Fund 2022-2 GP, L.P.
Its:	General Partner

By:	Vista Co-Invest 2022-2 GP, LLC
Its:	General Partner

By:	VEP Group, LLC
Its:	Senior Managing Member

By:	/s/ Robert F. Smith
Name: Robert F. Smith
Title: Managing Member

VISTA CO-INVEST FUND 2022-3, L.P.

By:	Vista Co-Invest 2022-3 GP, LLC
Its:	General Partner

By:	Vista Credit GP Holdco, LLC
Its:	Senior Managing Member

By:	/s/ Robert F. Smith
Name: Robert F. Smith
Title: Managing Member

VISTA PLATFORM FUND I, L.P.

By:	Vista Platform Fund I GP, L.P.
Its:	General Partner

By:	Vista Platform Fund I GP, LLC
Its:	General Partner

By:	VEP Group, LLC
Its:	Senior Managing Member

By:	/s/ Robert F. Smith
Name: Robert F. Smith
Title: Managing Member

VISTA PLATFORM PARTNERS, L.P.

By:	VEP Group, LLC
Its:	Senior Managing Member

By:	/s/ Robert F. Smith
Name: Robert F. Smith
Title: Managing Member

EXHIBIT B

Resolutions of Board of Directors of Vista Credit Strategic Lending Corp.

Approval of Filing Section 17(d) Application for Co-Investment Relief

WHEREAS, the Board deems it is advisable and in the best interest of Vista Credit Strategic Lending Corp. (the “Company”) to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-l promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder.

NOW, THEREFORE, BE IT RESOLVED, that the officers of the Company be, and each of them hereby is, authorized and directed on behalf of the Company and in its name and on behalf of the Company, to prepare, execute, and cause to be filed with the Commission an Application for an Order of Exemption, substantially in the form attached hereto as Exhibit A, and any amendments thereto, pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and

FURTHER RESOLVED, that the officers of the Company be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and

FURTHER RESOLVED, that any and all actions previously taken by the Company or any of its directors or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Company.